KRONES AG
File No. 82-3821

SUPPL



KRONES

		H1 2006	H1 2005	Change
Sales	in € m	920.4	820.7	12.1%
Earnings after taxes	in € m	38.1	36.2	5.2%
New orders, cumulative				
including lifecycle service	in € m	941.9	837.9	12.4%
Orders on hand at 30 June				
including lifecycle service	in € m	712.1	666.3	6.9%
Capital expenditures	in € m	36.2	30.1	20.3%
Employees at 30 June				
Worldwide		8,988	8,955	0.4%
Germany		7,370	7,332	0.5%
Earnings per share *	€	3.57	3.41	4.7%
EBIT	in € m	59.5	53.0	12.3%
Cash flow	in € m	62.3	59.0	5.6%

[illegible]

Dear shareholders and friends of KRONES,

The German-language finance magazine »Focus Money« put KRONES on the cover of its 5 July 2006 issue and wrote the following in a feature entitled »Ertrag über Export« (»Earning with exports«): »Although KRONES produces exclusively in Germany – something many other companies deem unprofitable – the company is pulling in excellent earnings and is looking to become even more profitable in the future.«

Last fiscal year, around 87% of our sales were in exports. Sales revenues generated outside Europe accounted for more than half (54%) of our consolidated sales. This trend continued in the first six months of 2006. During this period, business with companies outside Europe boosted sales by nearly €100m to €920.4m, an increase of around 12.1% over the same period of the previous year. New orders were up 12.4% from €837.9m to €941.9m. And since earnings improved 5.2% to €38.1m despite ongoing price wars and deteriorating earnings quality, we remain reservedly optimistic that the current fiscal year will continue to shape up positively.




Volker Kronseder
Chairman of the Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

Economic climate improves

The global economy continues to look strong at mid-year. Neither the high oil prices nor price declines on the equity markets or talk about further interest rate hikes have been able to dampen economic sentiment. Analysts are standing by their predictions that global economic growth will be as high as 5%. Industry in the United States will once again be a major contributor to this growth, having recorded a considerable increase in production in the second quarter. The uptrend is also continuing in Japan, the world's second-largest economy. China has reported record GDP growth of 11.3% for the second quarter, and even the euro area has seen an increase in economic activity. The countries of Europe are also registering a revival in internal economic activity. Gross fixed capital formation has increased and higher capacity utilisation in manufacturing is an indication that capital spending is on the rise.

The economic climate in Germany continued to improve in the months from April to June. The upward trend gained momentum, and the Munich-based Ifo Institute for Economic Research expects the German economy to maintain this momentum over the medium term. The same expectation is reflected in Ifo's business confidence index, which had dipped slightly in May but then rebounded to 106.8 points in June. The index started the year at 101.8. The subindex that indicates the assessment of business conditions also rose, to 109.4 points, on higher retail sales.

Positive economic sentiment boosts assessment of business conditions and business expectations among German companies.

Business conditions and expectations for manufacturing in Germany


40
30
20
10
0
-10
-20
-30
-40
2001
2002
2003
2004
2005
2006
Assessment of business conditions
Business expectations
Source: Ifo Institute for Economic Research

German industry continued to see a surge in new orders. The domestic and foreign orders situations in Germany's machinery sector developed well through the middle of this year, and capacity utilisation is up to 89%. As a result, the German Engineering Federation (VDMA) has revised its forecast for 2006 sharply upward. The VDMA now expects production in the German machinery sector to increase by as much as 5% in real terms, after having predicted just 2% growth back in February.

KRONES continues successful trend

KRONES improves sales, new orders and profitability in the first half of 2006.

Our operating results for the first half of the year put KRONES right on target. With sales and new orders both up by more than 12%, we have continued the positive trend and are well on our way to reaching the high end of our growth corridor of between five and ten percent for the year as a whole. The increase in orders that gave us a €100m year-on-year boost in sales and new orders in the first six months of the year indicates continued strong demand for our machines and lines.

Moreover, we stabilised profitability despite the negative impact ongoing price wars on the market for beverage filling lines and packaging machinery had on second-quarter earnings quality. Earnings before taxes grew 13.2% to €60.2m in the first half of 2006 (H1 2005: €53.2m). After-tax earnings were up 5.2% on the year-earlier period, to €38.1m.

This increase in earnings was due in large part to continued efforts to streamline processes and boost productivity throughout the KRONES GROUP.

KRONES GROUP sales and earnings, H1, in € m

Year	Earnings	Sales
2002	32.2	669.9
2003	34.4	717.5
2004	35.5	770.4
2005	36.2	820.7
2006	38.1	920.4

Earnings Sales HGB IAS/IFRS

Sales up 12.1%

KRONES sales up €100m – more than 12% – year-on-year.

KRONES GROUP sales grew to €920.4m in the first half of 2006, for an increase of €99.7m or 12.1% over the same period of the previous year (€820.7m).

KRONES GROUP sales, H1, in € m


2002 669.9
2003 717.5
2004 770.4
2005 820.7
2006 920.4
HGB IAS/IFRS

KRONES GROUP sales, Q2, in € m


2002 325.1
2003 350.5
2004 387.0
2005 416.2
2006 468.8
HGB IAS/IFRS

At €468.8m, sales for the months of April through June of this year were also up 12.6% on the second quarter of 2005 (€416.2m) and 3.8% on the first quarter of 2006 (€451.6m).

»Machines and lines for beverage filling and decoration« – our strongest segment by far, accounting for 88.5% of total sales – increased first-half sales by 17.3% over the same period of the previous year, to €814.9m (H1 2005: €694.8m). The »Machines and lines for beverage production/process technology« segment accounted for sales of €65.3m (H1 2005: €93.1m). »Machines and lines for the low output range (KOSME)« generated €40.2m in sales (H1 2005: €32.8m).

KRONES GROUP sales, by segment


KOSME
4.4% (€40.2m)
Process technology
7.1% (€65.3m)
Systems engineering
88.5% (€814.9m)

Sales, H1 2006: €920.4m


KOSME
4.0% (€32.8m)
Process technology
11.3% (€93.1m)
Systems engineering
84.7% (€694.8m)

Sales, H1 2005: €820.7m

New orders up 12.4%

New orders in the first half totalled €941.9m, up €104m or 12.4%, on the first six months of the previous year (€837.9m). At €453.4m, new orders in the months of April through June were up 14.4% on same period of 2005, in which new orders totalled €396.4m.

KRONES GROUP new orders, H1, in € m

Year	€ m
2002	606.4
2003	663.9
2004	784.9
2005	837.9
2006	941.9

HGB IAS/IFRS

KRONES posted a strong orders intake of €941.9m in the first six months of 2006.

KRONES GROUP new orders, Q2, in € m

Year	€ m
2002	259.9
2003	287.9
2004	379.2
2005	396.4
2006	453.4

HGB IAS/IFRS

Orders on hand up 6.8%

The current backlog of orders will keep production capacities at KRONES well utilised through the next several months. At the reporting date of 30 June, orders on hand amounted to €712.1m, which is similar to the first-quarter level (€727.5m) and 6.9% higher than the year-earlier figure (€666.3m).

KRONES GROUP orders on hand at 30 June, in € m

Year	€ m
2002	566.3
2003	560.3
2004	629.2
2005	666.3
2006	712.1

HGB IAS/IFRS

Large orders backlog ensures continued high production capacity utilisation.

Profits up 5.2%

Earnings are up once again. After-tax profits rose 5.2% in the first six months to €38.1m (H1 2005: €36.2m). Net income for the second quarter was €19.0m, on par with the first three months of 2006 (€19.1m). Earnings before taxes amounted to €60.2m for the first half, up 13.2% on the same period of 2005 (€53.2m). Based on this figure and sales of €920.4m, our return on sales was 6.5%.

KRONES GROUP earnings after taxes, H1, in € m

Year	€ m
2002	32.2
2003	34.4
2004	35.5
2005	36.2
2006	38.1

HGB IAS/IFRS

KRONES GROUP earnings after taxes, Q2, in € m

Year	€ m
2002	15.3
2003	18.5
2004	18.7
2005	18.8
2006	19.0

HGB IAS/IFRS

Balance sheet structure

The KRONES GROUP's total assets increased 5.2% over the 31 December 2005 total to €1,349.2m thanks to the considerable expansion of our business volume.

Current assets grew 5.9% to €931.7m (31 December 2005: €879.9m), and their share of total assets remained virtually unchanged at 69.1% (31 December 2005: 68.6%).

The KRONES GROUP maintained a favourable ratio of debt to equity, at 43.8%.

While we reduced non-current liabilities by 4.6%, current liabilities increased 9.9% over 31 December 2005 to €610.9m. This was mainly the result of an increase in short-term provisions (+48.1%) and liabilities to banks (+€51.9m).

KRONES GROUP asset and capital structure, in € m

	30 Jun 2006	31 Dec 2005
Non-current assets	417.5	402.6
of which property, plant and equipment, intangible assets, and financial assets	365.8	356.7
Current assets	931.7	879.9
of which cash and equivalents	14.9	56.5
Equity	591.0	571.9
Total debt	758.2	710.6
Non-current liabilities	147.3	154.7
Current liabilities	610.9	555.9
Total	1,349.2	1,282.5

Capital expenditures up considerably

In the first half of the year, KRONES invested €36.2m in measures to optimise processes and further increase productivity. On the whole, we have budgeted €70m for the current fiscal year for capital expenditures aimed at expanding and securing our production locations. Such measures include the recently completed filler assembly centre and a seven-story technology centre that is slated for completion in 2007.

KRONES GROUP capital expenditures, H1, in € m

2002	25.7
2003	24.3
2004	13.5
2005	30.1
2006	36.2

HGB IAS/IFRS

Workforce

At 30 June 2006, KRONES employed 8,988 people worldwide, 33 more than a year ago (30 June 2005: 8,955) and 41 fewer than at 31 December 2005 (9,029).

KRONES employees at 30 June

2002	8,387
2003	8,680
2004	8,724
2005	8,955
2006	8,988

KRONES share price up 14.3%

Concerns about growing inflation risks and rising interest rates caused sharp swings on the global financial markets in May and June.

The downward pull on the equity markets also brought the KRONES share, which had reached an all-time high of €112.00 on 25 April, down below the €100 mark and as low as €88.86 on 14 June. The share then recovered to €97.98 at 30 June, a 14.3% improvement on the €85.70 price tag with which it started the year.

The KRONES share shows strong potential, reaching an all-time high of €112 in April.

The KRONES share from January to June 2006


€112.00
€97.98
€85.87
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
January
February
March
April
May
June
July
KRONES share
MDAX

The KRONES share from 2002 to 2006


€112.00
€37.50
160.0%
140.0%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0%
-20.0%
-40.0%
2002
2003
2004
2005
2006
KRONES share
MDAX

KRONES wins European FoodTec Gold Award

Our aseptic rainbow filler – a cold aseptic filling line that is capable of bottling and labelling four different flavours of yoghurt smoothies or other dairy drinks at one time – earned us a European FoodTec Gold Award at the Anuga FoodTec in Cologne on 4 April. The Anuga FoodTec is the world's largest food and beverage trade fair, and KRONES used the opportunity to demonstrate its expanded expertise for process technology, filling, and internal logistics for the dairy industry.

Outlook

KRONES aims to substantially increase sales and profits in 2006.

After the close of the first half of 2006, it is already clear that KRONES is well on its way to achieving the goals we set at the start of the year.

The continued growth of the beverage market, our successful entry into the process technology market, our continued success in aseptic filling, a field in which we have been the world leader for the past three years, and the continued expansion of our lifecycle services are all fuelling growth in sales and new orders, which is currently at the high end of our +5% to +10% growth corridor.

Our mid-year figures (+13.2%) show that we have also made major progress toward our aim of improving earnings before taxes. With profits up 5.2% (after taxes) at the mid-year point, we are confident that the year-end result will also show a substantial improvement.





Consolidated interim financial statements of the KRONES GROUP

Consolidated balance sheet

Assets	30 June 2006		31 December 2005	
	in € m	in € m	in € m	in € m
Intangible assets	54.2		54.4	
Property, plant and equipment	296.4		287.1	
Financial assets	15.2		15.2	
Property, plant and equipment, intangible assets, and financial assets	**365.8**		**356.7**	
Deferred tax assets	7.7		9.4	
Trade receivables	41.9		36.0	
Other assets	2.1		0.5	
Non-current assets		**417.5**		**402.6**
Inventories	344.3		326.9	
Trade receivables	481.3		422.9	
Effective income tax receivables	7.7		7.0	
Other assets	83.5		66.6	
Cash and cash equivalents	14.9		56.5	
Current assets		**931.7**		**879.9**
Total assets		**1,349.2**		**1,282.5**

Equity and liabilities	30 June 2006		31 December 2005	
	in € m	in € m	in € m	in € m
Equity		**591.0**		**571.9**
Provisions for pensions	67.5		64.6	
Deferred tax liabilities	6.4		6.5	
Other provisions	36.6		39.2	
Trade payables	0.3		0.3	
Other financial liabilities	11.5		14.0	
Other liabilities	25.0		30.1	
Non-current liabilities		**147.3**		**154.7**
Other provisions	109.9		74.2	
Liabilities to banks	56.7		4.8	
Advance payments received	158.2		156.7	
Trade payables	67.5		112.2	
Effective income tax liabilities	0.2		0.7	
Other financial liabilities	16.9		22.9	
Other liabilities and accruals	201.5		184.4	
Current liabilities		**610.9**		**555.9**
Total equity and liabilities		**1,349.2**		**1,282.5**

Consolidated income statement

	2006	2005	
	1 Jan – 30 Jun	1 Jan – 30 Jun	Change
	in € m	in € m	in %
Sales revenues	**920.4**	**820.7**	**12.1**
Changes in inventories of finished goods and work in progress	13.9	-2.4	
Total operating revenue	**934.3**	**818.3**	**14.2**
Goods and services purchased	-460.0	-393.9	16.8
Personnel expenses	-283.4	-263.8	7.4
Other operating income/expenses and capitalised development costs	-107.2	-84.8	26.4
Depreciation, amortisation and write-downs on non-current assets	-24.2	-22.8	6.1
EBIT	**59.5**	**53.0**	**12.3**
Financial income/expense	0.7	0.2	
Earnings before taxes	**60.2**	**53.2**	**13.2**
Taxes on income	-22.1	-17.0	30.0
Net income	**38.1**	**36.2**	**5.2**
Profit (loss) share of minority interests	0.5	0.3	
Profit (loss) share of shareholders of KRONES GROUP	37.6	35.9	
Earnings per share (diluted/basic) in €	3.57	3.41	

	Q2 2006	Q2 2005	Change
	in € m	in € m	in %
Sales revenues	**468.8**	**416.2**	**12.6**
Changes in inventories of finished goods and work in progress	6.8	-11.6	
Total operating revenue	**475.6**	**404.6**	**17.5**
Goods and services purchased	-238.7	-192.9	23.7
Personnel expenses	-143.9	-135.0	6.6
Other operating income/expenses and capitalised development costs	-50.8	-41.2	23.3
Depreciation, amortisation and write-downs on non-current assets	-11.8	-11.4	3.5
EBIT	**30.4**	**24.1**	**26.1**
Financial income/expense	-0.7	0.0	
Earnings before taxes	**29.7**	**24.1**	**23.2**
Taxes on income	-10.7	-5.3	101.9
Net income	**19.0**	**18.8**	**1.1**
Profit (loss) share of minority interests	0,2	0.2	
Profit (loss) share of shareholders of KRONES GROUP	18.8	18.6	
Earnings per share (diluted/basic) in €	1.79	1.77	

Consolidated cash flow statement

	2006	2005
	6 months	6 months
	in € m	in € m
Earnings before taxes	**60.2**	**53.2**
Depreciation and amortisation (reversals)	24.2	22.8
Increase in provisions	36.0	23.2
Deferred tax item changes recognised in income	1.6	0.5
Interest expenses and interest income	-0.3	-0.1
Proceeds/losses from the disposal of non-current assets	-0.2	0.4
Other non-cash items	-0,6	-0.1
Increase in inventories, trade receivables, and other assets not attributable to investing or financing activities	-113.1	-95.8
Decrease in trade payables and other liabilities not attributable to investing or financing activities	-41.7	-19.6
Cash generated from operating activities	**-33.9**	**-15.5**
Interest paid	-1.2	-0.8
Income taxes paid	-7.7	-10.2
Cash flow from operating activities	**-42.8**	**-26.5**
Cash payments to acquire intangible assets	-8.6	-10.5
Proceeds from the disposal of intangible assets	0.2	0.2
Cash payments to acquire property, plant and equipment	-27.6	-19.6
Proceeds from the disposal of property, plant and equipment	0.8	0.4
Cash payments to acquire shares in affiliated companies	-3.5	-3.7
Interest received	1.5	0.9
Cash flow from investing activities	**-37.2**	**-32.3**
Cash payments to company owners	-14.7	-13.7
Proceeds from new borrowing	51.9	6.4
Cash payments to pay lease liabilities	-0.2	-0.2
Cash flow from financing activities	**37.0**	**-7.5**
Net change in cash and cash equivalents	-43.0	-66.3
Change in cash and cash equivalents arising from exchange rates	1.4	-3.8
Cash and cash equivalents at the beginning of the period	**56.5**	**75.1**
Cash and cash equivalents at the end of the period	**14.9**	**5.0**

Consolidated statement of changes in equity

	Parent company							
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit carried forward	Current group profit	Equity
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
At 31 December 2004	**26.9**	**103.7**	**310.0**	**-2.5**	**5.2**	**18.8**	**61.7**	**523.8**
Amount carried forward to new account						61.7	-61.7	0.0
Dividend payment (€1.30 per share)						-13.7		-13.7
Consolidated net income H1 2005							35.9	35.9
Allocation to retained earnings			15.5			-15.5		0.0
Currency differences				4.9				4.9
Changes in the consolidated group			-4.9					-4.9
Hedge accounting					-10.1			-10.1
At 30 June 2005	**26.9**	**103.7**	**320.6**	**2.4**	**-4.9**	**51.3**	**35.9**	**535.9**
Consolidated net income H2 2005							27.3	27.3
Allocation to retained earnings			9.5			-9.5		0.0
Currency differences				1.8				1.8
Hedge accounting					3.6			3.6
At 31 December 2005	**26.9**	**103.7**	**330.1**	**4.2**	**-1.3**	**41.8**	**63.2**	**568.6**
Amount carried forward to new account						63.2	-63.2	0.0
Dividend payment (€1.40 per share)						-14.7		-14.7
Consolidated net income H1 2006							37.6	37.6
Allocation to retained earnings			9.5			-9.5		0.0
Currency differences				-2.7				-2.7
Changes in the consolidated group			-2.3					-2.3
Hedge accounting					1.9			1.9
At 30 June 2006	**26.9**	**103.7**	**337.3**	**1.5**	**0.6**	**80.8**	**37.6**	**588.4**

Minority interests	Group equity
Equity	
in € m	in € m
1.9	**525.7**
0.0	0.0
0.0	-13.7
0.3	36.2
0.0	0.0
0.0	4.9
1.2	-3.7
0.0	-10.1
3.4	**539.3**
-0.1	27.2
0.0	0.0
0.0	1.8
0.0	3.6
3.3	**571.9**
0.0	0.0
0.0	-14.7
0.5	38.1
0.0	0.0
0.0	-2.7
-1.2	-3.5
0.0	1.9
2.6	**591.0**

KRONES GROUP segment reporting

	Machines and lines for beverage production/ process technology		Machines and lines for product filling and decoration		Machines and lines for the low output range (KOSME)		KRONES GROUP	
	2006 6 months in € m	2005 6 months in € m	2006 6 months in € m	2005 6 months in € m	2006 6 months in € m	2005 6 months in € m	2006 6 months in € m	2005 6 months in € m
Sales revenues	65.3	93.1	814.9	694.8	40.2	32.8	920.4	820.7
Segment EBIT	-1.0	-3.0	57.6	55.2	2.9	0.8	59.5	53.0
Employees at 30 June*	570	618	7,791	7,704	423	407	8,784	8,729
Return on sales (ROS)**	-1.5%	-3.2%	7.2%	8.0%	6.7%	1.8%	6.5%	6.5%

* Consolidated group ** Basis: EBT



Notes to the consolidated financial statements of KRONES GROUP

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 30 June 2006 have been prepared in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC), in accordance with IFRS 1 »First-time Adoption of International Financial Reporting Standards« as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations. A list of these standards and interpretations can be found on p. 29 of this report.

KOSME GES.M.B.H., Sollenau, Austria, has made use of the option under §245 of the Austrian Commercial Code to be exempted from the obligation to prepare consolidated financial statements in accordance with Austrian generally accepted accounting principles.

Minority interests in group equity are stated in the statement of changes in equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

The »nature of expense« method has been used for the income statement.
The group's reporting currency is the euro.

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 30 June 2006 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

KRONES AG acquired another 15% of the shares in KOSME S.R.L., Roverbella, Italy, in fiscal 2006 and now holds a 70% stake in this company.

The first-time consolidation of the new shares was effected at the time of acquisition.

A complete presentation of investment holdings is filed with the Commercial Register of the Regensburg Local Court (HRB 2344).

Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Inter-company profits from deliveries effected or services rendered between Group companies are not eliminated because the amounts arising from these transactions are not material for the presentation of the group's assets, financial position, and results of operations.

Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept [IAS 21] using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised as income or expense at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		30 Jun 2006	31 Dec 2005	2006	2005
US dollar	USD	1.271	1.183	1.228	1.285
British pound	GBP	0.693	0.687	0.687	0.686
Swiss franc	CHF	1.567	1.556	1.561	1.546
Danish krone	DKK	7.459	7.461	7.460	7.442
Canadian dollar	CAD	1.410	1.375	1.399	1.586
Japanese yen	JPY	145.700	139.100	142.045	136.240
Brazilian real	BRL	2.767	2.750	2.685	3.293
Chinese renminbi (yuan)	CNY	10.022	9.547	9.858	10.621
Mexican peso	MXN	14.358	12.602	13.333	14.203

- **Accounting policies**

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27. Essentially the same accounting policies were applied as for the consolidated financial statements for the period ended 31 December 2005.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of inventories and provisions, because their preparation requires some critical estimates and forecasts.

- **Intangible assets**

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

- **Research and development costs**

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

- **Goodwill**

Goodwill resulting from acquisition accounting is capitalised and an impairment loss recognised in accordance with IAS 36 if impairment is found to exist.

- **Property, plant and equipment**

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as acquisition or production costs (»cost«). A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14 – 50
Technical equipment and machines	5 – 15
Furniture and fixtures and office equipment	3 – 15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount as income, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

- **Leases**

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

- **Financial assets**

Financial assets are recognised at cost, less impairment losses.

- **Derivative financial instruments**

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar, Canadian dollar, British pound, and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as income or expense in the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently recognised in the income statement when the hedged item is recognised in the income statement.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

- **Inventories**

Inventories are stated at the lower of cost or net realisable value. Cost of production includes costs directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring inventories, the FiFo and weighted average cost formulas are applied to groups of inventories of similar nature and use to the company.

- **Receivables and other assets**

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks.

- **Construction contracts for specific customers**

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

- **Deferred tax items**

  Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

  The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

- **Provisions for pensions**

  Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

  Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

- **Other provisions**

  Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

  Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

- **Financial liabilities**

  Pursuant to IAS 39, financial liabilities are measured at cost on first-time recognition. Cost is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After the initial recognition, all financial liabilities and derivative financial instruments that represent liabilities are measured at amortised cost.

- **Sales revenues**

  With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

  Sales revenues are reported less reductions.

- **Standards and interpretations not applied early**

  The IASB has issued the following standards, interpretations, and amendments to existing standards, the application of which is not yet mandatory and which KRONES AG did not apply early:

  - IFRS 7 »Financial instruments: Disclosures«
  - Amendment to IAS 1 »Presentation of financial statements« – disclosures about capital

  These new standards and interpretations are not expected to result in material changes for the consolidated financial statements of KRONES AG in the period in which they are first applied.

  The following standards and interpretations, the application of which is not yet mandatory, do not apply to the consolidated financial statements of KRONES AG:

  - IFRIC 7 »Applying the restatement approach under IAS 29 financial reporting in hyperinflationary economies«
  - IFRIC 8 »Scope of IFRS 2«
  - IFRIC 9 »Reassessment of embedded derivatives«
  - IFRIC 10 »Interim financial reporting and impairment«

Shareholdings

Name and location of the company	Share in capital held by KRONES AG (direct and indirect) %
■ neusped Neutraublinger Speditions-GmbH, Neutraubling	100.00
■ KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling	100.00
■ ecomac Gebrauchtmaschinen GmbH, Neutraubling	100.00
■ S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
■ KRONES Nordic ApS, Brøndby, Denmark	100.00
■ SANDER HANSEN A/S, Brøndby, Denmark	100.00
■ KRONES S.A.R.L., Lyon, France	100.00
■ KRONES UK LTD., Bolton, UK	100.00
■ KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
■ KRONES S.R.L., Garda (VR), Italy	100.00
■ KRONES Nederland B.V., Boskoop, Netherlands	100.00
■ KRONES Maschinenfabrik GES.M.B.H., Vienna, Austria	100.00
■ KOSME Gesellschaft MBH, Sollenau, Austria	100.00
■ KRONES Spólka z.o.o., Warsaw, Poland	100.00
■ KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
■ KRONES o.o.o., Moskau, Russian Federation	100.00
■ KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
■ KRONES AG, Buttwil, Switzerland	100.00
■ KRONES Iberica, S. A., Barcelona, Spain	100.00
■ KRONES S.R.O., Prague, Czech Republic	100.00
■ KOSME S.R.L., Roverbella, Italy	70.00
■ KRONES Surlatina S. A., Buenos Aires, Argentina	100.00
■ KRONES DO BRAZIL LTDA., São Paulo, Brazil	100.00
■ KRONES S. A., São Paulo, Brazil	100.00
■ KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
■ KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
■ KRONES Asia Ltd., Hongkong, China	100.00
■ KRONES India Pvt. Ltd., Bangalore, India	100.00
■ KRONES Japan Co. Ltd., Tokyo, Japan	100.00
■ KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
■ KRONES Andina Ltda., Bogotá, Colombia	100.00
■ KRONES Korea Ltd., Seoul, Korea	100.00
■ KRONES Mex S. A. de C. V., Mexico City, Mexico	100.00
■ KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
■ KRONES, Inc., Franklin, Wisconsin, USA	100.00
■ Maquinarias KRONES de Venezuela S. A., Caracas/Venezuela	100.00
■ KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
■ Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00



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[illegible] Neutraubling
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[illegible] investor.relations@krones.com
Internet www.krones.com